

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2014

Via E-mail
Anthony Lam
Chief Financial Officer
Points International Ltd.
171 John Street, 5th Floor
Toronto, Ontario, Canada M5T 1X3

  Re: Points International Ltd.
    Form 40-F for the Fiscal Year Ended December 31, 2013
    Filed March 7, 2014
    File No. 001-35078

Dear Mr. Lam:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Patrick Gilmore

        Patrick Gilmore
        Accounting Branch Chief